Exhibit 23.3

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-234663) and related Prospectus of Braemar Hotels & Resorts, Inc. for the registration of $700,000,000 in shares of its Series E Redeemable Preferred Stock and Series M Redeemable Preferred Stock, and to the incorporation by reference therein of our report dated April 3, 2018, with respect to the financial statements of the Ritz-Carlton Sarasota Resort as of and for year ended December 31, 2017, included in its Current Report (Form 8-K/A), filed with the Securities and Exchange Commission on June 20, 2018.

/s/ Squar Milner LLP

Irvine, California
January 24, 2020